January 17, 2023	Kevin J. Roggow

VIA EDGAR	Direct Phone	212-908-1294
	Direct Fax	646-461-2045
kroggow@cozen.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennie Beysolow
Lilyanna Peyser

Re:	Acreage Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed December 14, 2022 File No. 000-56021

Dear Ms. Beysolow:

We are in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated January 6, 2023, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of Acreage Holdings, Inc. (“Acreage”) as set forth below.

Simultaneously with the submission of this letter, Acreage is publicly filing via EDGAR an Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment No. 1”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comments are set forth below in italics, followed by the Acreage’s responses. All terms used but not defined herein have the meanings assigned to such terms in the Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A filed on December 14, 2022

General

1.	It does not appear that you can incorporate by reference the information about Canopy Growth Corporation that is required by Item 14(c)(1) of Schedule 14A and Part B of Form S-4 pursuant to Item 11 of Form S-4, as Canopy’s Form 10-K for the fiscal year ended March 31, 2022 was filed one day late, resulting in Canopy not meeting the requirements of General Instruction I.A. of Form S-3. Accordingly, please revise to remove the incorporation by reference of Canopy’s filings and confirm that all information required by Item 14(c)(1) of Schedule 14A and Part B of Form S-4 is included in this filing. Alternatively, please tell us why you believe that Canopy is eligible to incorporate by reference. Please also include the required pro forma financial information.

Response: Acreage respectfully submits that it is permitted to incorporate by reference the information about Canopy Growth Corporation (“Canopy”) that is required by Item 14(c)(1) of Schedule 14A and Part B of Form S-4 pursuant to Item 11 of Form S-4. Canopy meets the eligibility requirements of Form S-3, and specifically General Instruction I.A of Form S-3. Specifically in reference to the Canopy’s Form 10-K for the fiscal year ended March 31, 2022, Acreage respectfully submits that such Form 10-K was timely filed on May 31, 2022. Canopy’s Form 10-K was due within 60 days from its fiscal year end, however as such date, May 30, 2022, was a holiday, in accordance with Rule 0-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the filing due date was May 31, 2022.

Acreage further respectfully submits that pro forma financial information for Canopy is not required under Rule 3-05 and Article 11 of Regulation S-X. Canopy undertook the requisite significance analysis by aggregating (i) the contemplated acquisitions of Acreage, Wana and Jetty (whose individual significance is each below the 50% significance threshold) with (ii) Canopy’s recently consummated $19.5 million acquisition of certain assets of Flow Beverages, Inc. (“Flow”) (which is Canopy’s only consummated acquisition since the beginning of Canopy’s current fiscal year), and determined that those individually insignificant acquisitions did not exceed the 50% significance threshold on an aggregate basis with respect to each of the “investment test,” the “asset test” and the “income test” (collectively, the “Significance Tests”). The results of the Significance Tests, as disclosed in Canopy’s correspondence with the Staff, filed December 12, 2022, are summarized below:

Entity	Investment (%)	Assets (%)	NIBT (%) [A]	Revenue (%) [B]	Income Test Result (Lower of [A] or [B])
Acreage	15.43%	10.95%	21.01%	45.39%	21.01%
Wana	17.60%	1.72%	8.86%	12.02%	8.86%
Jetty	5.19%	0.24%	0.25%	3.69%	0.25%
Flow	1.43%	0.43%	1.28%	1.47%	1.28%
Aggregate	39.65%	13.34%	31.40%	62.57%	31.40%

2.	For each method of analysis in the Eight Capital Fairness Opinion received by the Special Committee and the Canaccord Genuity Fairness Opinion received by the Board, please revise to provide additional disclosure about the valuation analysis, the underlying data used in the analysis, and the conclusions drawn by Eight Capital or Canaccord Genuity with respect to the analysis. For example, disclose whether there were high, low, average or median values calculated; identify and include information about the relevant companies considered in the comparable analysis; disclose material financial information and projections that the parties provided and that were used in the discounted cash flow analysis, in rendering the opinions and as referenced in “Other Considerations”; and disclose the data that supports the quantitative and qualitative factors noted as key considerations and conclusions of Eight Capital and Canaccord Genuity.

Response: Acreage has revised the disclosure on pages 56 through 63 in response to the Staff’s comments.

3.	Please revise the Risk Factors subsection on pages 21-22, the Questions and Answers about the Floating Share Arrangement and the Meeting section, and the disclosure of risks on pages 52-54 to discuss the risks to Acreage shareholders, including the impact on them if the benefits of the Floating Share Arrangement are not realized, given that cannabis remains federally illegal in the U.S. These risks should include a discussion of whether Canopy’s securities could be delisted from the Nasdaq Global Select Market and the resultant consequences to Acreage shareholders. Also discuss any risks arising from Nasdaq’s objection to Canopy’s decision to consolidate the financial results of Canopy USA. Similarly, revise the relevant risk factors in the Risk Factors section beginning on page 94 to expand upon these risks.

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Response: Acreage has revised the disclosure on pages iv, 21, 55 and 100-101 in response to the Staff’s comments.

4.	Please disclose the anticipated aggregate consideration to be received by your stockholders pursuant to the Floating Share Arrangement, or tell us why such disclosure is unnecessary. Disclose the terms of the 2019 arrangement and 2020 amended arrangement between you and Canopy, or tell us why such disclosure is unnecessary.

Response: Acreage has revised the disclosure on pages i, 5, 41, and 44 in response to the Staff’s comments.

5.	Please provide us with your analysis as to whether the transactions described in your filing constitute a going-private transaction pursuant to Rule 13e-3.

Response: After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Exchange Act, including, without limitation, the Division’s guidance in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“Rule 13e-3 C&DI”) and the Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 31-17719, April 13, 1981) (the “Interpretive Release”), Acreage respectfully submits that it has determined that the proposed transaction (the “Floating Share Arrangement”) pursuant to the arrangement agreement (the “Floating Share Arrangement Agreement”) among Acreage, Canopy and Canopy USA, LLC (“Canopy USA”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3. Further, Acreage respectfully submits that in the event the Staff disagrees with such determination, Rule 13e-3 would still not apply to the Floating Share Arrangement because Acreage would be entitled to rely on the exception to Rule 13e-3 provided for in Rule 13e-3(g)(2).

A.	Overview of Rule 13e-3

A “Rule 13e-3 transaction” is defined as including, among other things, (i) a purchase of any equity security by the issuer of such security or by an affiliate of such issuer, or (ii) a solicitation subject to Regulation 14A of any proxy, consent or authorization of, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer and its affiliate, which, in either case, has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), including, among other things, causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration, or causing any class of equity securities of the issuer that is listed on a national securities exchange to no longer be listed.

B.	Applicability of Rule 13e-3 to the Floating Share Arrangement

Acreage respectfully submits that the Floating Share Arrangement does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3. Specifically, Acreage has determined that (i) neither Canopy nor Canopy USA is an “affiliate” of Acreage within the meaning of Rule 13e-3, (ii) Acreage’s named executive officers and other executive officers (collectively, the “Management Parties”) are not “engaged in” the transaction and are not affiliates of Canopy or Canopy USA who exerted control or influence on the transaction process, and (iii) the Floating Share Arrangement does not raise the concerns that Rule 13e-3 was intended to address because the Floating Share Arrangement is being completed by way of a court-approved plan of arrangement that resulted from arm’s-length negotiations with Canopy, in a process overseen by a special committee of the board of directors of Acreage (the “Special Committee”) and financial advisors and outside legal counsel, and is subject to approval by the holders (the “Floating Shareholders”) of Acreage’s issued and outstanding Class D subordinate voting shares (the “Floating Shares”) at a special meeting of the Floating Shareholders (the “Special Meeting”). Acreage’s analysis is more fully described below.

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i.	Neither Canopy nor Canopy USA is an affiliate of Acreage

An “affiliate” of an issuer is defined in Rule 13e-3 as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.” Under this definition and the Division’s related guidance, the determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances.

The Division has explained in the Interpretive Release that the existence of a control relationship for purposes of Rule 13e-3 “does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies” of the issuer. In the present case, the transaction was negotiated on an arm’s-length basis and neither Canopy nor Canopy USA has any stock ownership, representation on Acreage’s board of directors (the “Board”), or relationships with the Management Parties that would afford Canopy or Canopy USA the requisite ability to direct Acreage’s management or policies so as to render Canopy or Canopy USA an “affiliate” within the meaning of Rule 13e-3. Canopy does have contractual relationships with Acreage pursuant to (1) the Existing Arrangement Agreement and (2) a loan (the “Hempco Loan”) issued by an affiliate of Canopy to Universal Hemp, LLC, an affiliate of Acreage (“Universal Hemp”), but Acreage does not believe such relationships render Canopy or Canopy USA an “affiliate” within the meaning of Rule 13e-3.

a.	Stock ownership

Neither Canopy nor Canopy USA beneficially own any Floating Shares, Fixed Shares or other equity interests of Acreage. Pursuant to the Existing Arrangement Agreement, which was reviewed and approved by the Supreme Court of British Columbia and approved by the shareholders of Acreage, upon the occurrence, or waiver, of a Triggering Event, Canopy, will, subject to the satisfaction or waiver of certain closing conditions set out in the Existing Arrangement Agreement: (1) acquire all of the issued and outstanding Fixed Shares on the basis of the Fixed Exchange Ratio and (2) have the right (but not the obligation) to acquire all of the issued and outstanding Floating Shares. In accordance with the terms of the Floating Share Arrangement, Canopy irrevocably waived its option to acquire the Floating Shares pursuant to the Existing Arrangement Agreement. As of the date hereof, no Triggering Event or waiver thereof has occurred.

b.	Absence of board representation

The Board is currently comprised of nine members. Five of the nine directors are considered to be independent under Canadian Securities Administrators guidelines, including, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58- 201 - Corporate Governance Guidelines (“NP 58-201”, and together with NI 58-101, the “CSA Guidelines”). The directors who are independent are Brian Mulroney, Douglas Maine, Katie J. Bayne, Patricia Lopez and Steven Strom. Peter Caldini, Kevin Murphy and William C. Van Faasen are not independent, given that each of them have previously served and received compensation as the Chief Executive Officer of Acreage during the past three years, and Mr. Boehner is not independent because he received more than C$75,000 in direct compensation from High Street for advisory services and related matters within a twelve month period during the past three years.

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Pursuant to the Existing Arrangement Agreement, Canopy does have certain rights with respect to the nomination of persons to serve as directors on the Board, but such rights are not exercisable until the Acquisition Effective Time, at which point Canopy would own approximately 70% of the issued and outstanding shares of Acreage and, at that time, Canopy would be an affiliate of Acreage. Therefore, at present, no directors on the Board have been nominated or appointed by Canopy or Canopy USA. Finally, no member of the Board has had any affiliation or relationship with Canopy, Canopy USA or any of their affiliates.

c.	Arm’s-length process

As described under “The Floating Share Arrangement—Background to the Floating Share Arrangement” section of the Preliminary Proxy Statement, the Floating Share Arrangement was the result of a comprehensive, arm’s-length negotiation between Acreage and Canopy in consultation with the Special Committee, all of whom are independent, and none of whom have or have had any connections to or affiliations with Canopy or Canopy USA.

Given the process that was followed by Acreage’s management, the Board and the Special Committee (advised by independent financial advisors and outside legal counsel), the Floating Share Arrangement did not and does not present the opportunity for the type of abuse or coercion of shareholders that Rule 13e-3 is intended to mitigate.

d.	Prior contractual relationships

As disclosed in the Preliminary Proxy Statement and the documents incorporated by reference therein, Acreage does have prior contractual relationships with Canopy, in particular, the Existing Arrangement Agreement and the Hempco Loan.

Pursuant to the Existing Arrangement Agreement, Acreage agreed that until the Acquisition Effective Time or the Existing Arrangement Agreement is terminated, except: (i) with the prior written consent of Canopy, such consent not to be unreasonably withheld or delayed; (ii) as expressly required or permitted by the Existing Arrangement Agreement; (iii) as required by applicable law; or (iv) as expressly contemplated by the Company Disclosure Letter (as defined in the Existing Arrangement Agreement), Acreage will conduct its business in the Ordinary Course (as defined in the Existing Arrangement Agreement). Thus Acreage is still permitted to conduct its business in the Ordinary Course and the additional restrictions are in many ways similar in scope to operating restrictions in customary acquisition or debt agreements.

As a condition to implementation of the Existing Arrangement, an affiliate of Canopy issued the Hempco Loan to Universal Hemp pursuant to a secured debenture (the “Debenture”) bearing interest at a rate of 6.1% per annum and maturing 10 years from the date thereof. All interest payments made pursuant to the Debenture are payable in cash by Universal Hemp. The Debenture is not convertible, is not guaranteed by Acreage and any covenants thereunder are limited to Universal Hemp and its subsidiaries, not to Acreage or its other subsidiaries. .

Acreage does not believe the foregoing contractual relationships provide Canopy the requisite level of control to direct or cause the direction of the management and policies of Acreage.

ii.	Absence of any special relationship with the Management Parties

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In its prior guidance, including in Sections 201.01, 201.05 and 201.06 of the Rule 13e-3 C&DI, the Division has indicated that an important consideration in any Rule 13e-3 analysis is the continuity of management of the target company post-transaction. According to Section 201.01, factors that should be considered when determining whether Rule 13e-3 obligations apply to a particular transaction include “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management executive, the equity participation of management in the acquirer, and the representation of management on the board of the acquirer.” Additionally, as set forth in Section 201.05 of the Rule 13e-3 C&DI, an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company.”

There are no agreements, arrangements or understandings among the Management Parties, on the one hand, and Canopy or Canopy USA, or their affiliates, on the other hand, with respect to post-closing employment or compensation, incentive or equity arrangements for the Management Parties, including no employment agreements, offer letters or term sheets with respect to the foregoing. In fact, the terms of the Existing Arrangement Agreement require the Management Parties to resign their positions as officers and or directors of Acreage or for Acreage to terminate the Management Parties as at the Acquisition Effective Time.

As of the date of the Floating Share Arrangement Agreement, the Management Parties collectively held beneficial ownership of less than one percent of the issued and outstanding Floating Shares. Like all other Floating Shareholders, the Management Parties will receive the same Exchange Ratio under the Floating Share Arrangement for their Floating Shares.

None of the Management Parties are directors, employees or otherwise affiliated with Canopy or Canopy USA, and there is no current expectation that the Management Parties will occupy seats on the board of Canopy or Canopy USA, or otherwise be in a position to control Canopy or Canopy USA following the Floating Share Arrangement.

In sum, there is no reason to believe that the Management Parties would be in a position to “control” Canopy or Canopy USA within the meaning of Exchange Act Rule 12b-2, and none of the factors enumerated in Section 201.01 or Section 201.05 of the Rule 13e-3 C&DI would suggest in this instance that the Management Parties are “engaged in” the transaction or are affiliates of Canopy or Canopy USA.

iii.	The Floating Share Arrangement does not raise the concerns that Rule 13e-3 was intended to address

As a general matter, Acreage believes that the Floating Share Arrangement is not the type of transaction that Rule 13e-3 is designed to regulate, as none of Canopy or Canopy USA nor the Management Parties were on “both sides” of the transaction based on the facts and circumstances of the transaction.

As described in the Interpretive Release, Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going private transaction. In the Interpretive Release, the SEC signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the issuer’s unaffiliated security holders. However, in the case of the Floating Share Arrangement, the opportunity for abuse that Rule 13e-3 was designed to address is not present.

As described above, the Floating Share Arrangement was the result of a comprehensive, arm’s-length negotiation between Acreage and Canopy in consultation with the Special Committee, all of whom are independent, and none of whom have or have had any connections to or affiliations with Canopy or Canopy USA.

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Given the process that was followed, the Floating Share Arrangement did not and does not present the opportunity for the type of abuse or coercion of shareholders that Rule 13e-3 is intended to mitigate.

Further, while the Division indicated in the Interpretive Release that the mere existence of a vote in and of itself is not dispositive (because affiliates of the issuer may already hold the requisite vote for approval), we note that in order to become effective, the Floating Share Arrangement must be approved by: (i) not less than 66⅔% of the votes cast on the Arrangement Resolution by Floating Shareholders present virtually or represented by proxy and entitled to vote at the Special Meeting; and (ii) not less than a simple majority of votes cast by Floating Shareholders present virtually or represented by proxy and entitled to vote at the Special Meeting, excluding the votes of the Interested Parties pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. Most importantly, we note that the Floating Share Arrangement is being completed by way of a court-approved plan of arrangement that will be subject to a judicial determination of the Supreme Court of British Columbia that the Floating Share Arrangement is procedurally and substantively fair and reasonable to the Floating Shareholders.

C.	Availability of the exception to Rule 13e-3 provided for in Rule 13e-3(g)(2)

Acreage respectfully submits that in the event the Staff disagrees with Acreage’s determination that the Floating Share Arrangement does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3, Rule 13e-3 would still not apply to the Floating Share Arrangement because Acreage would be entitled to rely on the exception to Rule 13e-3 provided for in Rule 13e-3(g)(2). For the reasons set forth below, Acreage believes its reliance on the exception in Rule 13e-3(g)(2) is appropriate.

Rule 13e-3(g)(2) provides in pertinent part that Rule 13e-3 “shall not apply to: … (2) any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security Provided, That: (i) Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock; (ii) Such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and (iii) If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.”

i.	Clause (i) of Rule 13e-3(g)(2)

Clause (i) of Rule 13e-3(g)(2) is satisfied because the Canopy Shares should be treated the same as common stock for purposes of Rule 13e-3(g)(2)(i) and all of the Floating Shareholders will receive Canopy Shares in exchange for their Floating Shares. No compensation will be payable to Floating Shareholders in lieu of Canopy Shares or of any such fractional Canopy Shares. Where the aggregate number of Canopy Shares to be issued to a Floating Shareholder would otherwise result in a fraction of a Canopy Share being issuable, then the aggregate number of Canopy Shares to be issued to such Floating Shareholder will be rounded down to the closest whole number.

In adopting the Rule 13e-3(g)(2) exception, the Division interpreted “substantially the same rights” in Rule 13e-3(g)(2)(i) to include an exchange offer where the class of security received in the exchange permits holders to “maintain an equivalent or enhanced equity interest” (Release No. 34-16075 (August 2, 1979)). Acreage contends the Canopy Shares represent an “equivalent or enhanced equity interest.”

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Holders of Floating Shares are entitled to notice of and to attend any meeting of the shareholders of Acreage, except a meeting of which only holders of another particular class or series of shares of Acreage have the right to vote. At each such meeting, Floating Shareholders are entitled to one vote in respect of each Floating Share held. As long as any Floating Shares remain outstanding, Acreage may not, without the consent of the Floating Shareholders by separate special resolution, alter or amend its Articles of Incorporation if the result would prejudice or interfere with any right or special right attached to the Floating Shares.

The holders of Floating Shares are entitled to receive such dividends payable in cash or property of Acreage as may be declared thereon by the directors from time to time, provided that at any particular time in the period from the Acquisition Effective Time until the earlier to occur of the Acquisition Date and the End Date, the aggregate amount of dividends per Floating Share declared from the Effective Date until such particular time may not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy on its common shares from the Effective Date until such particular time, is multiplied by (ii) the Exchange Ratio. The directors may declare no dividend payable in cash or property on the Floating Shares unless the directors simultaneously declare a dividend payable in cash or property on: (x) the Fixed Shares, in an amount per Fixed Share equal to the amount of the dividend declared per Floating Share; and (y) the Fixed Multiple Shares, in an amount per Fixed Multiple Share equal to the amount of the dividend declared per Floating Share.

In the event of the liquidation, dissolution or winding-up of Acreage, whether voluntary or involuntary, or in the event of any other distribution of assets of Acreage among its shareholders for the purpose of winding up its affairs, the holders of Floating Shares are entitled to participate pari passu with the holders of Fixed Shares and Fixed Multiple Shares, with the amount of such distribution per Floating Share equal to each of: (i) the amount of such distribution per Fixed Share; and (ii) the amount of such distribution per Fixed Multiple Share. There may be no subdivision or consolidation of the Floating Shares unless, simultaneously, the Fixed Shares and Fixed Multiple Shares are subdivided or consolidated utilizing the same divisor or multiplier.

Conversely, holders of Canopy Shares are entitled to receive notice of any meetings of shareholders of Canopy and to attend and cast one vote per Canopy Share at all such meetings. Holders of Canopy Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Canopy Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Canopy Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of Canopy at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Canopy are entitled to receive on a pro-rata basis the net assets of Canopy after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Canopy Shares with respect to dividends or liquidation. The Canopy Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. The Canopy Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a shareholder to contribute additional capital.

ii.	Clause (ii) of Rule 13e-3(g)(2)

Clause (ii) of Rule 13e-3(g)(2) is also satisfied as, similar to the Floating Shares which are registered pursuant to Section 12 of the Exchange Act, the Canopy Shares to be received by the Floating Shareholders pursuant to the Floating Share Arrangement will be registered pursuant to Section 12 of the Exchange Act.

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iii.	Clause (iii) of Rule 13e-3(g)(2)

Finally, clause (iii) of Rule 13e-3(g)(2) is also satisfied as the Canopy Shares will be listed on the Nasdaq. Acreage acknowledges that, as disclosed in the Preliminary Proxy Statement, as a result of Canopy’s proposed acquisitions of Acreage, Wana and Jetty, there is a risk that Nasdaq will delist the Canopy Shares if Canopy USA acquires Wana, Jetty or the Fixed Shares of Acreage without structural amendments to Canopy’s interest in Canopy USA. Acreage respectfully submits that such risk of delisting does not result in a failure to meet the condition of clause (iii) of Rule 13e-3(g)(2) since the Floating Shares are not listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association.

Therefore, the Floating Share Arrangement satisfies all three components of the Rule 13e-3(g)(2) exception and accordingly, Acreage is of the view that the Floating Share Arrangement is within the intended scope of Rule 13e-3(g)(2) and therefore is exempt from the application of Rule 13e-3.

6.	In the Background to the Floating Share Arrangement section beginning on page 43, please identify the “representatives” of the parties’ management and legal teams that participated in the identified activities, meetings and calls. If the parties were represented by counsel, banks or similar parties, please identify such parties.

Response: Acreage has revised the disclosure in the Background to the Floating Share Arrangement section beginning on page 44 in response to the Staff’s comments.

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If you have any questions concerning the Amendment No. 1 or require any additional information, please do not hesitate to contact Kevin J. Roggow by telephone at (212) 908-1294 or via e-mail at kroggow@cozen.com or Joseph Bedwick by telephone at (215) 665-4753 or via e-mail at jbedwick@cozen.com.

Sincerely,

/s/ Kevin J. Roggow

KJR

cc:	Steve Goertz, Chief Financial Officer, Acreage Holdings, Inc.
Corey Sheahan, General Counsel, Acreage Holdings, Inc.
Joseph Bedwick, Cozen O’Connor, P.C.
Robert Fonn, DLA Piper (Canada) LLP
Russel Drew, DLA Piper (Canada) LLP

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